# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NRG ENERGY, INC., CIK 0001013871
CUSIP: 629377508
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 910 Louisiana Street, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002108646

## Reporting persons
- Lightning Power Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement (discussed below), Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust (as defined below) and granted to the Trustee (as defined below), subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock beneficially owned by Lightning Power Holdings, LLC.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the Securities and Exchange Commission ("SEC") on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- Fund III Lightning Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Fund III Lightning Holdings, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- Granite Energy, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Granite Energy, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- Granite Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Granite Energy Holdings, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- LS Power Equity Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Equity Partners III, L.P., who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- LS Power Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Partners III, L.P., who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- LS Power Fund III G.P., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,371,100; sole dispositive power 0; shared dispositive power 6,371,100; aggregate amount beneficially owned 6,371,100 (3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Fund III G.P., LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- LS Power Equity Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,120,731; sole dispositive power 0; shared dispositive power 8,120,731; aggregate amount beneficially owned 8,120,731 (3.82% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC and the other Sellers (as defined below), deposited 2,589,007 and 710,993 shares of Common Stock, respectively, in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock held indirectly by LS Power Equity Advisors, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
- David Nanus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,120,731; sole dispositive power 0; shared dispositive power 8,120,731; aggregate amount beneficially owned 8,120,731 (3.82% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC and the other Sellers, deposited 2,589,007 and 710,993 shares of Common Stock, respectively, in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock deemed held indirectly by Mr. Nanus, President of LS Power Equity Advisors, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).

## Item 1. Issuer
Name of issuer: NRG ENERGY, INC.
Address of issuer's principal executive offices: 910 Louisiana Street, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"):

Lightning Power Holdings, LLC, a Delaware limited liability company
Fund III Lightning Holdings, LLC, a Delaware limited liability company
Granite Energy, LLC, a Delaware limited liability company
Granite Energy Holdings, LLC, a Delaware limited liability company
LS Power Equity Partners III, L.P., a Delaware limited partnership
LS Power Partners III, L.P., a Delaware limited partnership
LS Power Fund III G.P., LLC, a Delaware limited liability company
LS Power Equity Advisors, LLC, a Delaware limited liability company and SEC-registered investment adviser.
David Nanus
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 250 W 55th Street, 31st Floor, New York, New York 10019.
Citizenship: Each of the Reporting Persons that are entities are organized under the laws of the State of Delaware. David Nanus is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Rows 9 and 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

On March 4, 2026 Lightning Power Holdings, LLC ("Lightning") and Thunder Generation, LLC, and CCS Power Holdings, LLC (together the "Other Holders") sold an aggregate 14,300,000 shares (11,219,029 and 3,080,971 shares, by Lightning and the Other Holders respectively), of Common Stock at a public offering price of $164 per share in an underwritten registered secondary offering (the "Secondary Offering"). In addition, on March 4, 2026, the Issuer repurchased 1,829,269 aggregate shares of Common Stock (1,435,148 and 394,120 shares from Lightning and the Other Holders, respectively), in a privately negotiated transaction (the "Share Repurchase"), at a price equal to the $164 per share public offering price in the Secondary Offering. In connection with the Secondary Offering, Lightning and the Other Holders granted the underwriters an option to purchase up to 2,145,000 additional shares of Common Stock, which option has not yet been exercised.

LS Power Equity Advisors, LLC is the investment advisor to LS Power Equity Partners III, L.P., which may be deemed to beneficially own the shares held by Lightning. LS Power Equity Advisors, LLC, is the investment advisor to LS Power Equity Partners IV L.P., which may be deemed to beneficially own the shares held by the Other Holders. David Nanus is the President of LS Power Equity Advisors, LLC. As a result, each of LS Power Equity Advisors, LLC and Mr. Nanus may be deemed to share beneficial ownership of the shares held by Lightning and the Other Holders. Mr. Nanus disclaims beneficial ownership of all such shares.

The number of securities reported as beneficially owned herein includes 2,589,007 shares owned by Lightning and includes 710,993 shares owned by the Other Sellers, representing an aggregate of 3,300,000 shares, that have been deposited in a voting trust ("Voting Trust") pursuant to the Amended and Restated Voting Trust Agreement (the "Voting Trust Agreement") dated January 30, 2026, among Wilmington Savings Fund Society, FSB (the "Trustee"), Lightning, the Other Sellers, and the Issuer. None of the shares included in the Secondary Offering were held in the Voting Trust.
Percent of class:
The information required by Item 4(b) is set forth in Rows 9 and 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The percent of class represented by the amount in Row (11) is based on 212,376,200 shares outstanding after the completion of the secondary offering of the Issuer's Common Stock and the Share Repurchase (as defined herein), as reported in the Issuer's Prospectus, dated March 2, 2026, filed with the SEC on March 3, 2026 (without giving effect to the underwriters' option to purchase additional shares of Common Stock).
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated February 6, 2026 (incorporated by reference to Exhibit 99.1 to Schedule 13G filed with the Securities and Exchange Commission on February 6, 2026.

## Signatures
- Lightning Power Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- Fund III Lightning Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- Granite Energy, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- Granite Energy Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- LS Power Equity Partners III, L.P.: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- LS Power Equity Partners III, L.P.: /s/ LS Power Partners III, L.P., LS Partners III L.P./its general partner (03/04/2026)
- LS Power Equity Partners III, L.P.: /s/ LS Power Fund III G.P., LLC, LS Power Fund III G.P., LLC/its general partner (03/04/2026)
- LS Power Partners III, L.P.: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- LS Power Partners III, L.P.: /s/ LS Power Fund III G.P., LLC, LS Power Fund III G.P., LLC/its general partner (03/04/2026)
- LS Power Fund III G.P., LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- LS Power Equity Advisors, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (03/04/2026)
- David Nanus: /s/ David Nanus, David Nanus (03/04/2026)